Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943

Via Edgar

May 8, 2025

Heather Clark Hugh West Erin Donahue Jennifer Angelini Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Lake Superior Acquisition Corp. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted April 7, 2025 CIK No. 0002043508

Dear Ms. Clark, Mr. West, Ms. Donahue and Ms. Angelini :

On behalf of our client, Lake Superior Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated April 17, 2025 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, we are publicly filing a Registration Statement via Edgar (the “Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

May 8, 2025 Page 2

Draft Registration Statement on Form S-1submitted confidentially on April 7, 2025

Management, page 125

1.

We note your revisions in response to prior comment 3. However, your management table continues to identify "Independent directors" rather than "Independent director nominees," and the lead-in continues to state, "Our directors and officers are as follows." Please revise to clearly distinguish your current directors and director nominees.

Response: The Company has revised the disclosure on page 125 of the Registration Statement in response to the Staff’s comment.

Principal Shareholders, page 133

2.

Please revise your table of beneficial ownership to include columns for the number of shares before and after the offering, analogous to your percentage columns. We note that the sponsor is disclosed to own 3,648,333 founder shares following the offering; please revise or advise why the constituent shares of the private placement units to be purchased by the sponsor are not included. Additionally disclose, by footnote or otherwise, how the number and percentage of shares owned by the sponsor will change as a result of exercise of the overallotment option. In this regard, we note the lead-in indicates that the table does not reflect exercise of the overallotment option, yet the shares disclosed in the table do not appear to take into account forfeited shares. Please also revise disclosure on page 139 regarding the units and Class B shares to be outstanding after the offering, as these respective amounts do not appear to reflect private placement units (unless these include Class B shares; if so, revise disclosure elsewhere as appropriate).

Response: The Company has revised the disclosures on page 133 of the Registration Statement in response to the Staff’s comment.

May 8, 2025 Page 3

Certain Relationships and Related Party Transactions, page 136

3.

Your revisions in response to prior comment 5 provide amounts as of December 31, 2024. Please additionally disclose the amounts outstanding as of the date of your prospectus. Revise to clarify whether the "effective date of the Proposed Public Offering" refers to the closing of your offering, the effectiveness date of your registration statement, or some other date.

Response: The Company has revised the disclosures on page 136 of the Registration Statement in response to the Staff’s comment.

Income Tax Considerations, page 158

4.

Your revisions in response to prior comment 8 appear limited to the tax consequences of converting rights. Please further revise to discuss the tax consequences of a lapse or expiration of rights. In addition, please your tax-related risk factor disclosure to discuss the uncertainties and material risks related to rights ownership.

Response: The Company has revised the disclosures on page 163 of the Registration Statement in response to the Staff’s comment.

General

5.

We note your response to prior comment 6. However, there still appears to be inconsistency regarding the lock-up period with respect to the sponsor's private placement units. For example, and without limitation, pages 19 and 144 refer to completion of the initial business combination, while page 135 refers to 180 days following completion of the initial business combination. In addition, page 19 refers to private placement units and component securities, while pages 135 and 144 refer to units and Class A ordinary shares issued upon conversion or exercise thereof. Please revise disclosure throughout to clearly indicate whether the lock-up restrictions and registration rights apply to each of the units, component Class A shares, rights, and/or underlying Class A shares.

Response: The Company has revised the disclosure on pages 19, 135, and 144 of the Registration Statement in response to the Staff’s comment.

May 8, 2025 Page 4

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso
Giovanni Caruso
Partner